Freddie Mac
We make home possible®

David M. Moffett
Chief Executive Officer

Tel: (703) 903-3900
Fax: (703) 903-3495
david_moffett@freddiemac.com

8200 Jones Branch Drive
MS 431
McLean, VA 22102-3110

October 14, 2008

Peter S. O'Neill
O'Neill Enterprises
100 North 9th Street, Suite 200
Boise, ID 83702

Dear Peter:

I am submitting my resignation from the Board of Directors of Building Materials Holding Corporation effective at the next meeting of the Board on November 17, 2008.

I am submitting this resignation in light of my new responsibilities as Chief Executive Officer of Freddie Mac.

I have thoroughly enjoyed my time on the Board and wish all my colleagues well on the Board and the management team the very best. BHMC has a great team and I am very proud to have been associated with you.

Sincerely,

David M. Moffett